

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2010

David W. Hitchcock
Chief Financial Officer
Syniverse Holdings, Inc.
Syniverse Technologies, Inc.
8125 Highwoods Palm Way
Tampa, Florida

>   **Re: Syniverse Holdings, Inc.**
>   **Syniverse Technologies, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2009**
>   **Filed February 26, 2010**
>   **Schedule 14A**
>   **Filed April 5, 2010**
>   **File No. 001-32432**

Dear Mr. Hitchcock:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

General

1. In your future filings, please strive to eliminate repetitive or redundant disclosure. For example, the description of your business in Item 1 is largely repeated throughout your Management's Discussion and Analysis of Financial Condition and Results of Operations.

Business, page 6

Customers, page 17

2. We note that for the year ended December 31, 2009, sales to one of your customers accounted for 21% of total revenues. Pursuant to Item 101(c)(vii) of Regulation S-K, you are required to name any customer that accounts for more than ten percent of your revenues. Please provide this disclosure in your future filings.

Technology and Operations, page 19

3. We note that one of the primary functions of your technology group is research and development. Pursuant to Item 101(c)(xi) of Regulation S-K, you are required disclose the estimated amount spent in the last three fiscal years on research and development. Please provide this disclosure in your future filings.

Submission of Matters to a Vote of Security Holders, page 31

4. Please note that this item has been removed and reserved.

Liquidity and Capital Resources, page 47

5. We note your conclusion that cash on hand, cash available from operations and the availability of cash under your revolving line of credit will be sufficient to fund your operations "for the foreseeable future." This statement is unnecessarily vague. The discussion in this section should address your ability to meet your obligations both short and long-term. In your future filings, please clearly indicate whether you believe your current liquidity and capital resources are sufficient to finance the company's operations both short and long term. For further guidance, please refer to the Commission's Interpretative Release on Management's Discussion and Analysis of Financial Condition and Results of Operations on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Schedule 14A

6. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities and Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brandon Hill, attorney-advisor, at (202) 551-3268 or me at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director